FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 18, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:
1.   News Release dated April 18, 2007
2.   Material Change Report dated April 18, 2007 (re: April 18/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____   No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: April 18, 2007   By: *"Tony M. Ricci"*
                                        (Name)

                               Its: Chief Financial Officer
                                      (Title)



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – April 18, 2007: Petaquilla Minerals Ltd. (the "Company") is pleased to announce that, subject to regulatory approval, it has negotiated a non-brokered private placement of 1,250,000 units at a price of $2.00 per unit for gross proceeds in the amount of $2,500,000 CAD.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of two years at a price of $3.50 per share subject to certain accelerated expiry provisions.

The private placement has been arranged for a strategic investment group and all securities purchased under the private placement and shares issued on the exercise of any warrants will be subject to a four month hold period.

The proceeds of the private placement will be used for general corporate purposes and working capital.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.   **Date of Material Change**

April 18, 2007

Item 3.   **News Release**

The Company's news release dated April 18, 2007, was disseminated by CCN Matthews on April 18, 2007.

Item 4.   **Summary of Material Change**

The Company announced it has negotiated a non-brokered private placement of 1,250,000 units at a price of $2.00 CAD per unit for gross proceeds of $2,500,000 CAD.

Item 5.   **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

Item 6.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.   **Date of Report**

Dated April 18, 2007

PETAQUILLA MINERALS LTD.

Per: "Richard Fifer"

Richard Fifer
President and Chief Executive Officer

<u>SCHEDULE "A"</u>

NEWS RELEASE FOR: PETAQUILLA MINERALS LTD.

Contact person: Richard Fifer

Contact telephone number: 604-694-0021



Trading Symbols:
TSX: PTQ
OTCBB: PTQMF
FWB: P7Z

NEWS RELEASE

Private Placement

Vancouver, BC – April 18, 2007: Petaquilla Minerals Ltd. (the "Company") is pleased to announce that, subject to regulatory approval, it has negotiated a non-brokered private placement of 1,250,000 units at a price of $2.00 per unit for gross proceeds in the amount of $2,500,000 CAD.

Each unit will consist of one common share and one-half of one share purchase warrant, where each full warrant entitles the holder to purchase an additional common share of the Company for a period of two years at a price of $3.50 per share subject to certain accelerated expiry provisions.

The private placement has been arranged for a strategic investment group and all securities purchased under the private placement and shares issued on the exercise of any warrants will be subject to a four month hold period.

The proceeds of the private placement will be used for general corporate purposes and working capital.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021   Fax: (604) 694-0063
Toll Free 1-877-694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.